UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Traws Pharma, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68232V 884
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VIII LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232V 884

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 605,531(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 605,531(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 605,531(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 19.9%(2)
14		Type of Reporting Person (See Instructions) IA

1.	Excludes 672,938 shares of common stock, par value $0.01 per share (“Shares”), of Traws Pharma, Inc. (the “Issuer”) issuable upon the conversion of 1,682.3473 shares of the Issuer’s Series C Non-Voting Convertible Preferred Stock (“Series C Preferred Stock”). Each share of Series C Preferred Stock is convertible into 400 Shares, subject to an issuance limitation that prohibits the holder from converting such shares of Series C Preferred Stock to the extent that after giving effect to the issuance of Shares after such conversion, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 19.9% of the Shares outstanding.
2.	This percentage is calculated based upon 3,042,869 Shares outstanding of the Issuer as communicated to the Reporting Person by the Issuer.

CUSIP No. 68232V 884

1		Names of Reporting Persons. OrbiMed Capital GP VIII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 605,531(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 605,531(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 605,531(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 19.9%(2)
14		Type of Reporting Person (See Instructions) OO

1.	Excludes 672,938 shares of common stock, par value $0.01 per share (“Shares”), of Traws Pharma, Inc. (the “Issuer”) issuable upon the conversion of 1,682.3473 shares of the Issuer’s Series C Non-Voting Convertible Preferred Stock (“Series C Preferred Stock”). Each share of Series C Preferred Stock is convertible into 400 Shares, subject to an issuance limitation that prohibits the holder from converting such shares of Series C Preferred Stock to the extent that after giving effect to the issuance of Shares after such conversion, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 19.9% of the Shares outstanding.
2.	This percentage is calculated based upon 3,042,869 Shares outstanding of the Issuer as communicated to the Reporting Person by the Issuer.

Item 1.  Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2024. The Statement relates to the common stock, par value $0.01 per share (the “Shares”), of Traws Pharma, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 12 Penns Trail, Newtown, PA 18940. The Shares are listed on the NASDAQ Capital Market under the ticker symbol “TRAW”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 1 is being filed to correct the number of Shares originally reported in the Statement as beneficially owned by the Reporting Persons (as defined below). Capitalized terms used but not defined herein have the meanings given to such terms in the Statement.

Item 2. Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”) and OrbiMed Capital GP VIII LLC, (“GP VIII”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VIII, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below. GP VIII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors and GP VIII are set forth on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The number of Shares and shares of Series C Preferred Stock reported in this Item 3 do not account for the Reverse Stock Split.

On April 1, 2024, Onconova Therapeutics, Inc. (“Old Traws”) acquired Trawsfynydd Therapeutics, Inc. (“Trawsfynydd”) in accordance with the terms of an Agreement and Plan of Merger, dated April 1, 2024 (the “Merger Agreement”), by and among Old Traws, Traws Merger Sub I, Inc. (“First Merger Sub”), Traws Merger Sub II, LLC (“Second Merger Sub”), and Trawsfynydd. Pursuant to the Merger Agreement, First Merger Sub merged with and into Trawsfynydd, following which Trawsfynydd was the surviving corporation (the “First Merger”). Immediately following the First Merger, Trawsfynydd merged with and into Second Merger Sub, following which Second Merger Sub was the surviving entity and a wholly owned subsidiary of Old Traws (the “Second Merger” and together with the First Merger, the “Merger”). Following the effective time of the Second Merger, Old Traws changed its name to Traws Pharma, Inc.

Pursuant to the terms of the Merger Agreement, upon the consummation of the Merger on April 1, 2024 (the “Closing”), in exchange for 1,327,888 outstanding shares of Series Seed preferred stock of Trawsfynydd held by OrbiMed Private Investments VIII, LP (“OPI VIII”) immediately prior to the effective time of the First Merger, Old Traws issued to OPI VIII (i) 885,532 Shares, (ii) 2,584.3663 shares of Series C Preferred Stock, and (iii) 1,045,261 contingent value rights.

In connection with the Closing, on April 1, 2024, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OPI VIII, as more particularly described in Item 6 below, caused OPI VIII to purchase 159,729 Shares and 507.282 shares of Series C Preferred Stock from the Issuer in a private placement for an aggregate purchase price of $4,499,992.

Each share of Series C Preferred Stock is convertible into 10,000 Shares, subject to and contingent upon obtaining the requisite vote from the Issuer’s stockholders approving such conversion in accordance with the applicable listing rules of the Nasdaq Stock Market, which approval was received at a special meeting of the Issuer’s stockholders held on September 16, 2024. In addition, the Shares of Series C Preferred Stock are subject to an issuance limitation that prohibits holder from converting such shares of Series C Preferred Stock to the extent that after giving effect to the issuance of Shares after such conversion, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 19.9% of the Shares outstanding (the “Conversion Limitation”).

In connection with the Series C Approval, 1,409.301 shares of Series C Preferred Stock held by OPI VIII converted into 14,093,010 Shares.

In total, following the Series C Approval and prior to the Reverse Stock Split, OPI VIII held (i) 15,138,271 Shares, (ii) 1,682.3473 shares of Series C Preferred Stock, and (iii) 1,045,261 contingent value rights.

The source of funds for such purchases was the working capital of OPI VIII.

Item 4.  Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following is based upon 3,042,869 Shares outstanding of the Issuer as communicated to the Reporting Persons by the Issuer.

As of the date of this filing, OPI VIII, a limited partnership organized under the laws of Delaware, holds 605,531 Shares, constituting approximately 19.9% of the issued and outstanding Shares. In addition, OPI VIII holds 1,682.3473 shares of Series C Preferred Stock that may be converted into 672,938 Shares, subject to the Conversion Limitation. GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII, and OrbiMed Advisors is the managing member of GP VIII, pursuant to the terms of the limited liability company agreement of GP VIII. As a result, OrbiMed Advisors and GP VIII share power to direct the vote and disposition of the Shares held by OPI VIII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VIII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VIII.

In addition, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OPI VIII, caused OPI VIII to enter into the agreements referred to in Item 6 below.

(c) Not applicable

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII. Pursuant to this agreement and relationship, GP VIII has discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares of the Issuer attributable to OPI VIII is 605,531 Shares and 1,682.3473 shares of Series C Preferred Stock. GP VIII, pursuant to its authority under the limited partnership agreement of OPI VIII, may be considered to hold indirectly 605,531 Shares and 1,682.3473 shares of Series C Preferred Stock.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of GP VIII pursuant to the terms of the limited liability company agreements of GP VIII. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VIII have discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power of GP VIII to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares attributable to OPI VIII is 605,531 Shares and 1,682.3473 shares of Series C Preferred Stock. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VIII may also be considered to hold indirectly 605,531 Shares and 1,682.3473 shares of Series C Preferred Stock.

Registration Rights Agreement

In addition, OPI VIII and certain other stockholders of the Issuer entered into a Registration Rights Agreement with the Issuer, dated as of April 1, 2024 (the “Registration Rights Agreement”), pursuant to which the Issuer is required to prepare and file a resale registration statement with the SEC within 90 calendar days following April 1, 2024 with respect to the Shares and shares of Series C Preferred Stock issued to the signatories to the Registration Rights Agreement in the Merger and purchased pursuant to the private placement. The Issuer will use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 30 calendar days of its filing (or within 60 calendar days if the SEC reviews the registration statement).

Lock-Up Agreement

Concurrently and in connection with the execution of the Merger Agreement, OPI VIII entered into a lock-up agreement with Old Traws and Trawsfynydd pursuant to which OPI VIII agreed to be subject to a 180-day lockup on the sale or transfer of Shares held by OPI VIII at the Closing, including those Shares and shares of Series C Preferred Stock received by OPI VIII in the Merger (the “Lock-up Agreement”).

The foregoing description of the Investors’ Rights Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Investors’ Rights Agreement and the Lock-Up Agreement, which are filed as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement by and between OrbiMed Advisors LLC and OrbiMed Capital GP VIII LLC.
2.	Registration Rights Agreement, dated April 1, 2024, by and among Old Traws and the stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36020) filed with the SEC on April 4, 2024).
3.	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36020) filed with the SEC on April 4, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024
ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VIII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP VIII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement by and between OrbiMed Advisors LLC and OrbiMed Capital GP VIII LLC.
2.	Registration Rights Agreement, dated April 1, 2024, by and among Old Traws and the stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36020) filed with the SEC on April 4, 2024).
3.	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36020) filed with the SEC on April 4, 2024).